UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019.

Commission File Number: 001-38773

CHINA SXT PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

178 Taidong Rd North, Taizhou

Jiangsu, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into a Material Definitive Agreement.

Private Placement

On April 16, 2019, China SXT Pharmaceuticals, Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain unaffiliated institutional investors identified therein (each an “Investor”, or “Holder” and collectively “Investors” or “Holders’) relating to a private placement by the Company of (1) Senior Convertible Notes in the aggregate principal amount of $15 million (each, a “Note” and collectively, the “Notes”), consisting of (i) a Series A Note in the principal amount of $ 10 million , and (ii) a Series B Note in the principal amount of $ 5 million and (2) warrants (the “Warrants”) to purchase such amount of shares of the Company’s ordinary shares equal to 50% of the shares issuable upon conversion of the Notes, exercisable for a period of five years at an exercise price of $8.38, for consideration consisting of (i) a cash payment of $10,000,000, and (ii) a secured promissory note payable by the Investors to the Company (the “Investor Note”) in the principal amount of $5 million (the “Investor Note Principal”).

 Terms of the Notes

Principal Amount; Maturity Date

The aggregate principal amount of the Series A Notes will be $10,000,000 and the Series B Notes will be $5,000,000. All of the aggregate principal amount of the Series B Notes will constitute Restricted Principal (as defined in the Series B Notes). If an Investor prepays any amount under such Investor’s Investor Note, an equal amount of the Restricted Principal becomes unrestricted principal under such Investor’s Series B Note.

All amounts outstanding under the Notes will mature and will be due and payable on or before October 2, 2020. The Company is not required to amortize the Notes.

Interest

Interest on the Convertible Notes will accrue at 8% on each monthly interest payment date starting May 1, 2019 by adding the interest to the then outstanding principal amount of the Convertible Notes. Interest may also be paid by inclusion in the outstanding amount and the “Make-Whole Amount.” The “Make-Whole Amount” is defined as the amount of any Interest that, but for such conversion or redemption hereunder, would have accrued with respect to the outstanding amount being converted or redeemed under this Note at the Interest Rate for the period from the applicable date of conversion or redemption date through the maturity date of the Convertible Notes. From and after the occurrence and during the continuance of any event of default, the Interest Rate shall automatically be increased to eighteen percent (18.0%) per annum.

Conversion of the Notes

The Notes will be convertible at any time, at the option of the Holder, into shares of Ordinary Shares at a conversion price. The initial fixed conversion price will be $8.38 per share, subject to reduction, as described below, and adjustment for stock splits, stock dividends, and similar events.

Subject to some limitations, at any time during an Event of Default Redemption Right Period (regardless of whether such Event of Default has been cured or if the Holder has delivered an Event of Default Redemption Notice to the Company), the Holder may, at the Holder’s option, convert all, or any part of, the Conversion Amount into Ordinary Shares at the Alternate Conversion Price.

“Alternative Conversion Price” means, with respect to any Alternate Conversion that price which shall be the lowest of (i) the applicable Conversion Price as in effect on the applicable Conversion Date of the applicable Alternate Conversion, (ii) 80% of the VWAP of the Ordinary Shares as of the Trading Day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice, (iii) 80% of the VWAP of the Ordinary Shares as of the Trading Day of the delivery or deemed delivery of the applicable Conversion Notice and (iv) 80% of the price computed as the quotient of (I) the sum of the VWAP of the Ordinary Shares for each of the three (3) Trading Days with the lowest VWAP of the Ordinary Shares during the fifteen (15) consecutive Trading Day period ending and including the Trading Day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice, divided by (II) three (3) (such period, the “Alternate Conversion Measuring Period”). All such determinations to be appropriately adjusted for any share dividend, share split, share combination, reclassification or similar transaction that proportionately decreases or increases the Ordinary Shares during such Alternate Conversion Measuring Period.

The Notes will require that certain Equity Conditions (as defined in the Notes) be met to allow the Company to take certain actions. Generally, the Equity Conditions include, but are not limited to, requirements that (i) holders of Notes and Warrants may resell shares of Ordinary Share issuable upon conversion and exercise of the Notes and the Warrants under an effective registration statement or under Rule 144 (“Rule 144”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”); (ii) the Ordinary Share is listed on an Eligible Market (as defined in the Notes); (iii) certain stock price and volume requirements are met; and (iv) there is no event of default under the Notes

Adjustments of the Conversion Price

The initial conversion price of the Notes will be subject to reduction as described below. However, until the Company obtains the shareholder approval described above, the conversion price may not be reduced below the initial conversion price.

●	If on or after Subscription Date, the Company issues or sells, or is deemed to have issued or sold, any Ordinary Shares or other securities convertible, exercisable or exchangeable for Ordinary Shares (other than Excluded Securities (as defined in the Notes)) for consideration per share less than the conversion price of the Notes (the “New Issuance Price”), then the conversion price of the Notes will be reduced to the New Issuance Price.

●	If the Company sells Variable Price Securities (as defined in the Notes) after Subscription Date, a Note holder will have a right to substitute the Variable Price (as defined in the Notes) for the conversion price under the Notes.

●	If there occurs any stock split, stock dividend, stock combination recapitalization or other similar transaction involving the Common Stock and the Event Market Price (as defined in the Notes) is less than the conversion price, then on the 16th trading day after event, the conversion price shall be reduced (but in no event increased) to the Event Market Price.

●	The Company may at any time, subject to Nasdaq’s approval and with the prior written consent of the Required Holders (as defined in the Securities Purchase Agreement), reduce the conversion price to any amount and for any period of time deemed appropriate by the board of directors of the Company.

The conversion price may also be reduced in connection with the Company’s failure to pay the redemption price in a timely manner, as described below.

Principal Amortization Amount

The Company shall repay the Principal Amount of the Notes in 23 tri-weekly equal installments, with the first installment starting June 28, 2019 (each, an “Installment Date”). Subject to the Company's satisfaction of Equity Conditions, the repayment amount shall be payable in cash, registered Ordinary Shares or a combination of cash and registered Common Stock at the Company’s option. However, if the 30-day VWAP of the Company falls below 35% of the Market Price (as defined above) or the Company fails to satisfy certain other Equity Conditions, the repayment amount is payable in cash only unless the Investor(s) waive any applicable Equity Condition.

The shares used to meet a Principal Repayment (“Installment Shares”) would be valued at the Installment Price, calculated as the lesser of (i) 88.5% of the arithmetic average of the three lowest daily VWAPs of the 10 trading days prior to the payment date (subject to a potential period reduction, if elected by a holder, as described in the Notes) or (ii) 88.5% of the VWAP of the trading day prior to payment date (“Installment Price”).

All amortization payments shall be subject to the Investors’ right to (a) defer some or all of any unpaid Installment Payment to a subsequent Installment Date; and (b) at any time during an installment period, convert up to four times the installment amount in the sole event that the Installment Price shall be $1.50 or more.

Events of Default

The Notes will contain customary events of default, including but not limited to: (i) failure to file or have declared effective by the SEC the applicable registration statement required by the Registration Rights Agreement within certain time periods or failure to keep the registration statement effective as required by the Registration Rights Agreement, (ii) failure to maintain the listing of the Ordinary Share, (iii) failure to make payments when due under the Notes, (iv) breaches of covenants, (v) bankruptcy or insolvency, and (vi) if Mr. Feng Zhou ceases to be the chief executive officer of the Company and a qualified replacement is not appointed within 15 business Days.

The occurrence of an event of default under the Notes will trigger default interest and will causes an Equity Condition Failure, which may mean that the Company is unable to force mandatory conversion of the Notes and that Investors may not be required to prepay the Investor Notes under a mandatory prepayment event.

Following an event of default, Note holders may require the Company to redeem all or any portion of their Notes in cash at a conversion price equal the greater of (i) the product of (A) the Conversion Amount (as defined in the Notes) to be redeemed multiplied by (B) 115% and (ii) the product of (X) the Conversion Rate with respect to the Conversion Amount in effect at such time as the Holder delivers an Event of Default Redemption Notice multiplied by (Y) the product of (1) 115% multiplied by (2) the greatest Closing Sale Price of the Ordinary Shares on any Trading Day during the period commencing on the date immediately preceding such Event of Default and ending on the date the Company makes the entire redemption payment.

Upon the occurrence of a Bankruptcy Event of Default (as defined in the Notes), the Company must immediately pay to the Holder an amount in cash representing (i) all outstanding Principal, accrued and unpaid Interest, Make-Whole Amount and accrued and unpaid Late Charges on such Principal, Interest and Make-Whole Amount, multiplied by (ii) 115%, in addition to any and all other amounts due.

Fundamental Transactions and Change of Control

The terms of the Notes will prohibit the Company from entering into transactions constituting a Fundamental Transaction (as defined in the Notes) unless the successor entity, which must be a publicly traded corporation whose common equity or ordinary shares, as applicable, is quoted on or listed for trading on an Eligible Market (as defined in the Notes), assumes all of the Company’s obligations under the Notes and the other transaction documents in a written agreement approved by each Note holder. The definition of Fundamental Transactions includes, but is not limited to, mergers, a sale of all or substantially all of the Company’s assets, certain tender offers and other transactions that result in a change of control.

Further, in connection with a Change of Control (as defined in the Notes), upon request of a Note holder, the Company must redeem all or any portion of such holder’s Note(s) in cash at a 115% premium in an amount calculated pursuant to a formula set forth in the Notes. The definition of Change of Control is generally the same as the definition of Fundamental Transaction but excludes certain types of Fundamental Transactions.

Beneficial Ownership Limitation

A holder may not convert a Note and the Company may not issue Ordinary Shares upon conversion of a Note, if, after giving effect to the conversion, a holder together with is “attribution parties,” would beneficially own in excess of 4.99% of the outstanding shares of Ordinary Share. At each holder’s option, the cap may be increased or decreased to any other percentage not in excess of 9.99%, except that any increase will not be effective until the 61st day after notice to the Company.

Purchase Rights; Distributions of Assets

The Note holders will be entitled to acquire options, convertible securities or rights to purchase the Company’s securities or property granted, issued or sold pro rata to the holders of its Ordinary Share on an “as if exercised for Ordinary Share” basis. The Note holders will be entitled to receive any dividend or other distribution of the Company’s assets (or rights to acquire its assets), at any time after the issuance of the Notes, on an “as if exercised for Ordinary Share” basis.

Covenants

The Company will agree to certain negative covenants in the Notes, under which the Company will agree not to, and to cause its subsidiaries not to, among other things: (i) incur or guarantee, assume or suffer to exist any indebtedness, (ii) allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets of the Company or any of its subsidiaries other than permitted liens, (iii) redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents all or any portion of any indebtedness other than the Notes if at the time such payment is due or is otherwise made or, after giving effect to such payment, an event of default under the Notes has occurred and is continuing, (iv) redeem, repurchase or declare or pay any cash dividend or distribution on any of its capital stock, (v) sell, lease, license, assign, transfer, spin-off, split-off, close, convey or otherwise dispose of any material assets or rights, subject to certain exceptions, (vi) permit any indebtedness of the Company to mature or accelerate before the maturity date of the Notes, (vii) make any changes in the nature of its business nor modify the Company’s corporate structure or purpose, or (viii) issue any Notes or any other securities that would cause a breach or default under the Notes or the Warrants.

The Company will agree to certain affirmative covenants in the Notes, pursuant to which the Company will agree to and will cause each of its subsidiaries to, among other things: (i) maintain and preserve its existence, rights and privileges, and become or remain duly qualified and in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary, (ii) maintain and preserve all of its properties which are necessary or useful in the proper conduct of its business in good working order and condition, ordinary wear and tear excepted, and comply at all times with the provisions of all leases to which it is a party as lessee or under which it occupies property, so as to prevent any loss or forfeiture thereof or thereunder, (iii) maintain all of its intellectual property rights that are necessary or material to the conduct of its business, (iv) maintain certain insurance coverage, (v) at any time any Notes remains outstanding, maintain Available Cash (as defined in the Notes) as of each fiscal quarter equal to or exceeding $1,000,000, and (vi) make annual announcements of operating results.

Other Terms Specific to the Series B Notes

If an Investor Note is pledged, assigned or transferred to any person other than the Company without the prior written consent of the applicable Investor, including by contract, operation of law, court order or otherwise (each, a “Prohibited Transfer”) or if any provision of an Investor Note is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction or other similar authority, in each case, (i) such Investor Note will be deemed paid in full and will be null and void, and (ii) 75% of the remaining Restricted Principal of the applicable Series B Note will be automatically cancelled (with the remaining 25% of the Restricted Principal becoming unrestricted principal).

 The Restricted Principal of the Series B Notes will be subject to offset as described below under the heading “Investor Notes.” Upon any offset, the Restricted Principal under a Series B Note will automatically and simultaneously be reduced, on a dollar-for-dollar basis, in an amount equal to the principal amount of an Investor’s Investor Note cancelled and offset.

Under the terms of the Series B Notes, the Company will grant a security interest to each Investor in such Investor’s Investor Note to secure the Company’s obligations under the applicable Series B Note. Each Investor will perfect its security interest by taking possession of such Investor’s Investor Note at the closing.

Warrants

The terms of Series A and Series B Warrants are the same except that if a holder of a Series B Warrant defaults on its obligation to pay the Company the applicable Forced Mandatory Prepayment Amount (as defined in the Investor Note) as required pursuant to the terms of the Investor Note of such holder for a period of ten (10) consecutive Trading Days from the Forced Mandatory Prepayment Date (as defined in the Investor Note), the number of shares exercisable pursuant to the terms of the Series B Warrant of such holder shall automatically be reduced proportionally to reflect such failure to mandatorily prepay the Investor Note of such holder.

Each Warrant will be immediately exercisable in whole or in part at any time during the Warrant Exercise Period and will expire four years from the date of issuance. Holders of Warrants will be entitled to use cashless exercise if at any time, there is no registration statement covering the resale of the Ordinary Shares issuable upon exercise of the Warrants.

The initial exercise price of the Warrants will be $8.38, subject to adjustments for stock splits, stock dividends, and similar events. In addition, the exercise price will be subject to reduction in substantially the same manner as the conversion price of the Notes as described above under the heading “Terms of the Notes – Adjustment of the Conversion Price.”

A holder may not exercise any of the Warrants, and the Company may not issue Ordinary Shares upon exercise of any of the Warrants if, after giving effect to the exercise, a holder together with is “attribution parties,” would beneficially own in excess of 4.99, of the outstanding Ordinary Shares. At each holder’s option, the cap may be increased or decrease to any other percentage not in excess of 9.99%, except that any increase will not be effective until the 61st day after notice to the Company.

The Warrants will prohibit the Company from entering into transactions constituting a Fundamental Transaction (as defined in the Warrants) unless the successor entity assumes all of the Company’s obligations under the Warrants and the other transaction documents in a written agreement approved by the Required Holders (as defined in the Warrants). The definition of Fundamental Transactions includes, but is not limited to, mergers, a sale of all or substantially all of the Company’s assets, certain tender offers and other transactions that result in a change of control. Further, in connection with a Change of Control (as defined in the Warrants), upon request of a holder of a Warrant, the Company or the Successor Entity (as defined in the Warrants), as the case may be, shall exchange a Warrant for consideration equal to the Black Scholes Value (as defined in the Warrants) of such portion of such Warrant subject to exchange in cash,. The definition of Change of Control is generally the same as the definition of Fundamental Transaction but excludes certain types of Fundamental Transactions.

Further, after the occurrence of an Event of Default (as defined in the Notes), at the request of a holder of a Warrant, the Company or the Successor Entity (as defined in the Warrants, as the case may be, shall purchase such holders Warrant for cash in an amount equal to the Event of Default Black Scholes Value (as defined in the Warrants.

Additional Terms of the Purchase Agreement

Under the terms of the Purchase Agreement, the Company is obligated to reimburse the lead Investor for costs and expenses incurred in connection with the transaction.

The Purchase Agreement prohibits the Company from issuing, offering, selling, granting any option or right to purchase, or otherwise dispose of (or announce any issuance, offer, sale, grant of any option or right to purchase or other disposition of) any equity security or any equity-linked or related security (a “Subsequent Placement”), other than certain Excluded Securities (as defined in the Purchase Agreement), until the 16th day after the Applicable Date.

Further, so long as any Notes remain outstanding, the Company is prohibited from effecting or entering into an agreement to effect any Subsequent Placement involving a Variable Rate Transaction. A “Variable Rate Transaction” generally means a transaction in which the Company or any subsidiary issues or sells (i)(A) any securities with a conversion, exercise or exchange rate or price that is based upon and/or varies with the trading prices of the Common Stock at any time after the initial issuance, or (B) a conversion, exercise or exchange price that is subject to reset in the future, other than pursuant to certain anti-dilution provisions, or (ii) enters into any agreement whereby the Company or any subsidiary may sell securities at a future determined price (other than standard and customary “preemptive” or “participation” rights).

The Purchase Agreement also provides that, until the second anniversary of the closing, the Investors have the right to participate in any future Subsequent Placement (other than with respect to Excluded Securities) in an amount equal to up to 30% of such Subsequent Placement. The Company may not affect a Subsequent Placement during this time without complying with the terms of the participation right set forth in the Purchase Agreement.

Until the Applicable Date and at any time thereafter while any registration statement filed under the Registration Rights Agreement is not effective or the prospectus contained therein is not available for use, or any Current Public Information Failure (as defined in the Registration Rights Agreement) exists, the Company may not file any registration statement relating to securities that are not Registrable Securities (as defined in the Registration Rights Agreement), subject to some exclusions.

Registration Rights Agreement

At the closing, the Company will enter into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Investors under which the Company will agree to register for resale the Ordinary Shares issuable upon conversion of the Notes and upon exercise of the Warrants plus an additional number of shares so that the total number of Ordinary Shares registered equals 200% of the sum of (i) the maximum number of shares issuable upon conversion of the Notes (using the Alternate Conversion Price (as defined in the Notes)) and (ii) the maximum number of shares issuable upon exercise of the Warrants. The Registration Rights Agreement will require the Company to file the registration statement within 20 days after the closing and to have the registration statement declared effective 75 days after the closing, or 100 days if the registration statement is subject to full review by the SEC.

Under the Registration Rights Agreement, the Company will be required to pay each Investor cash liquidated damages of 1% of the sum of the aggregate original principal amount stated in such Investor’s Notes at the closing upon the Company’s failure to (i) file the registration statement in the time required, (ii) have the registration statement declared effective in the time required, (iii) maintain the effectiveness of the registration statement, or (iv) keep current public information in the marketplace. The Company will be obligated to make such liquidated damages payments upon the occurrence of one of the described events and every 30 days thereafter until cured (or, in the case of the current public information failure, until such time that such public information is no longer required pursuant to Rule 144).

The Company will be required to keep the registration statement effective (and the prospectus contained therein available for use) pursuant to Rule 415 for resales on a delayed or continuous basis at then-prevailing market prices at all times until the earlier of (i) the date as of which the Investors may sell all of the Common Stock issuable pursuant thereto without restriction pursuant to Rule 144, or (ii) the date on which all of the Common Stock covered by the registration statement have been sold.

The Registration Rights Agreement also will provide for piggyback registration rights under certain circumstances.

 Investor Note Purchase Agreement

At the closing, the Company and the Investors will enter into enter into separate Note Purchase Agreements (each, an “NPA”) pursuant to which each Investor agreed to issue to the Company such Investor’s Investor Note.

Investor Notes

At the closing, each Investor will issue an Investor Note to the Company pursuant to the NPA. The Investor Notes will be payable in full 30 years from the date of issuance, subject to extension, and will bear interest at 2.55% per year, payable at maturity. Each Investor Note will be a full recourse obligation of each Investor.

Each Investor may, at its option and at any time, voluntarily prepay the Investor Note, in whole or in part, without premium or penalty. The Investor Notes are also subject to mandatory prepayment, in whole or in part, upon the occurrence of one or more of the following mandatory prepayment events:

●	Mandatory Prepayment upon Series B Note Conversion – Any time an Investor desires to voluntarily convert the Series B Note, such Investor will be required to prepay the Investor Note, on a dollar-for-dollar basis, for each conversion of the Series B Note.

●	Mandatory Prepayment upon Mandatory Prepayment Notices – An Investor will be required to prepay its Investor Note on the 30th trading day after the later of (I) the earlier to occur of (i) the first date on which the SEC declares effective one or more registration statements registering the resale of all Registrable Securities (as defined in the Registration Rights Agreement), and (ii) the first date on which all of the Registrable Securities are eligible to be resold by the Investors pursuant to Rule 144 (such date, the “Eligible Resale Date”) and (II) the date of filing by the Company with the SEC of its audited financial statements for the year ended March 31, 2019 , subject to (A) certain Equity Conditions (as defined in the Notes), (B) the average volume weighted average price of the Common Stock during the 30 consecutive trading days ending as of the trading day immediately before the mandatory prepayment date exceeding $2.14, (C) no Event of Default (as defined in the Notes) is then existing and continuing and (D) the date of filing by the Company with the SEC of its audited financial statements for the year ended March 31, 2019 occurring prior to July 31, 2019.

The Company will receive the applicable portion of an Investor’s Investor Note principal then due upon each voluntary or mandatory prepayment of such Investor Note.

To secure an Investor’s obligations under its Investor Notes, each Investor will grant the Company a security interest in cash or other assets held in a bank or brokerage account containing at least an amount equal to the purchase price of such Investor’s Series B Notes, in cash, cash equivalents, any Group of Ten (“G10”) currency and any notes or other securities issued by any G10 country or securities issued by a special purpose acquisition company.

Each Investor Note also will contains certain offset rights, which if triggered, would reduce the amount outstanding under the applicable Series B Note and related Investor Note by the same amount and, accordingly, the cash proceeds received by the Company. These offset rights are triggered by specific occurrences that could jeopardize an Investor’s investment and include the following:

●	Optional Offset Right – On or after each of (i) the earlier of (A) the date that is seven months after issuance of the Investor Notes and (B) the six months after issuance of the Investor Notes, if an Equity Conditions Failure (as defined in the Notes) exists, or (ii) the occurrence of a Minimum Price Failure (as defined in the Investor Note), an event of default under the Series B Notes, or the occurrence of a change of control of the Company, each Investor is entitled to satisfy and cancel any principal and related accrued and unpaid interest and any other amounts owed by such Investor to the Company under such Investor’s Investor Note (and under the NPA, the Series B Note and the SPA (together with the Investor Notes, the “Underlying Agreements”)) by cancelling an equal amount of principal amount under such Investor’s Note (or any amounts owed by the Company to such Investor under the Underlying Agreements).

●	Optional Offset upon Investor Event of Default – If the Company accelerates the debt owed by an Investor to the Company under such Investor’s Investor Note after an Investor event of default thereunder, in lieu of making any payment under the Investor Note in cash, such Investor is entitled to satisfy and cancel all or any part of the principal owed by such Investor to the Company under such Investor’s Investor Note by the concurrent cancellation of an equal amount owed under the related Series B Note.

●	Offset upon Company Event of Default – Each Investor may, at any time on or after the occurrence of any event of default under such Investor’s Series B Note, but before the date of cure thereof, satisfy and cancel all or any part of the principal owed under such Investor’s Investor Note by the concurrent cancellation of an equal amount of principal due under such Investor’s Series B Note. Furthermore, in the event of a Bankruptcy Event of Default (as defined in the Series B Notes), all principal owed under an Investor Note will be automatically satisfied and cancelled by the concurrent cancellation of an equal amount owed under the related Series B Note.

●	Automatic Offset upon Redemption – If a redemption of all or part of an Investor’s Series B note includes Restricted Principal, the amount of such Restricted Principal shall be satisfied and cancelled in exchange for the cancelation of an equal amount of principal under such Investor’s Investor Notes.

●	Automatic Offset at Maturity – On the maturity date of an Investor Note, the outstanding principal amount owed by an Investor to the Company under such Investor Note shall be satisfied and cancelled in exchange for the cancellation of an equal amount owed the Company to such Investor under the related Series B Note.

●	Automatic Offset Upon Prohibited Transfer of an Investor Note – Upon the occurrence of a Prohibited Transfer, then, (i) all of the outstanding principal of such Investor Note will be automatically deemed satisfied in full and cancelled, and (ii) 75% of the remaining Restricted Principal under the related Series B Note will be automatically cancelled (with the remaining 25% of the Restricted Principal of such Investor’s Series B Note automatically becoming unrestricted principal thereunder).

Upon any of the foregoing offsets, any accrued and unpaid interest under the Investor Note will be automatically cancelled with respect to the portion of the principal of the Investor Note being offset and cancelled.

If any provision of an Investor Note is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction or other similar authority, such Investor Note will be automatically terminated cancelled.

Master Netting Agreement

At the closing, the Company and the Investors will enter into a Master Netting Agreement (the “Master Netting Agreement”) for the purpose of clarifying for each party its right to offset obligations that may arise under the Purchase Agreement, the Investor Notes and the Series B Notes upon the occurrence of certain events, including as described above.

Share Pledge Agreement

At the closing, the Company and Feng Zhou Management Limited (the “Pledgor”) will enter into a Share Pledge Agreement (the “Share Pledge Agreement”) in order to induce the Investors to purchase, severally and not jointly, the Notes and Warrants as provided for in the Securities Purchase Agreement, the Pledgor has agreed to grant the Investors security interest in and to four million Ordinary Shares owned by the Pledgor in order to secure the prompt and complete payment, observance and performance of all liabilities and obligations by the Company to the Investors arising out of or outstanding under, advanced or issued pursuant to, or evidenced by the Securities Purchase Agreement, the Notes, the Warrants or any of the other transaction documents and other secured obligations as set forth in the Share Pledge Agreement.

Placement Agent

FT Global Capital, Inc. acted as the exclusive placement agent for the transaction (the “Placement Agent”) pursuant to the terms of an Engagement Letter, dated March 1, 2019, between the Company and the Placement Agent (the “Engagement Letter”). At the closing, the Company will pay the Placement Agent an aggregate cash fee of $120,000. In connection with the transaction, the Company will also reimburse the Placement Agent’s expenses up to $30,000 and the Placement Agent’s legal expenses of up to $25,000.

At the closing, the Company will sell to the Placement Agent for a sum of $100 a warrant (the “Placement Agent Warrant”) to purchase 178,997 Ordinary Shares (the “Placement Agent Warrant Shares”), pursuant to the terms of the Engagement Agreement. The Placement Agent Warrant will have substantially the same terms as the Warrants, as described above.

Additionally, the Company has agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Placement Agent may be required to make because of those liabilities. The Placement Agent has the right to act as lead underwriter or lead placement agent for any future equity or debt offering the Company may undertake within six month of the closing of the transaction.

Other Terms

The Purchase Agreement, the Notes, the Warrants, the Registration Rights Agreement, the NPAs, the Investor Notes and the Master Netting Agreement contain customary provisions for agreements and documents of this nature, such as representations, warranties, closing conditions, covenants, and indemnification and contribution obligations, as applicable. The foregoing descriptions of the Purchase Agreement, the Notes, the Warrants, the Registration Rights Agreement, the NPAs, the Investor Notes and the Master Netting Agreement do not purport to describe all of the terms and provisions thereof and are qualified in their entirety by reference to the Purchase Agreement, the combined form of Notes, the form of Warrant, the form of Registration Rights Agreement, the form of NPA, the form of Investor Note, the form of Master Netting Agreement and the form of Share Pledge Agreement which are filed as Exhibits 10.1, 4.1, 4.2, 10.2, 10.3, 4.3, 10.4 and 10.5 respectively, to this Current Report on Form 8-K and are incorporated herein by reference.

Forward-Looking Statements and Limitation on Representations

This Current Report on Form 8-K includes forward-looking statements relating to matters that are not historical facts. Forward-looking statements may be identified by the use of words such as “expect,” “intend,” “believe,” “will,” “should,” “would” or comparable terminology or by discussions of strategy. While the Company believes its assumptions and expectations underlying forward-looking statements are reasonable, there can be no assurance that actual results will not be materially different. Risks and uncertainties that could cause materially different results include, among others, the Company’s ability to consummate the transaction described above, the Company’s ability to pay any interest, additional amount and principal on the Notes, the Company’s ability to satisfy the conditions under the Series B Notes and the Investor Notes to require the Investors to prepay the Investor Notes, the Company’s ability to obtain shareholder approval of the issuance of shares of Class A Common Stock upon conversion of the Notes and exercise of the Warrants at conversion and exercise prices below the initial conversion price of the Notes and the initial exercise price of the Warrants, as required under Nasdaq Rule 5635(d, whether Note holders will convert their Notes into Ordinary Shares or whether the Company will be required to repay amounts owing under the Notes at maturity, whether holders of the Warrants will exercise them for cash, and other risks and uncertainties included in the Company’s filings with the Securities and Exchange Commission (the “SEC”). The Company assumes no duty to update any forward-looking statements other than as required by applicable law.

The representations and warranties of the Company contained in the Purchase Agreement have been made solely for the benefit of the parties thereto. In addition, such representations and warranties (i) have been made only for purposes of the Purchase Agreement, (ii) in some cases, have been qualified by documents filed with, or furnished to, the SEC by the Company before the date of the Purchase Agreement (and shareholders and investors should read the Purchase Agreement in the context of the Company’s other public disclosures in order to have a materially complete understanding of the disclosures therein), (iii) are subject to materiality qualifications contained therein which may differ from what may be viewed as material by shareholders and investors, (iv) were made only as of the date of the Purchase Agreement or such other date as is specified in the Purchase Agreement, and (v) have been included in the Purchase Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as facts.

The Purchase Agreement and the summary of the Purchase Agreement and the other disclosures included in this Current Report on Form 8-K are intended to provide shareholders and investors with information regarding the terms of the Purchase Agreement and the other transaction documents, and not to provide shareholders and investors with any other factual information regarding the Company or its subsidiaries or their respective business. You should not rely on the representations and warranties in the Purchase Agreement or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. Other than as disclosed in this Current Report on Form 8-K, as of the date of this Current Report on Form 8-K, the Company is not aware of any material facts that are required to be disclosed under the federal securities laws that would contradict the representations and warranties in the Purchase Agreement. The Company will provide additional disclosure in its public reports to the extent that it is aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the representations and warranties contained in the Purchase Agreement and will update such disclosure as required by federal securities laws. Accordingly, the Purchase Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company and its subsidiaries that has been, is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q, Forms 8-K, proxy statements, registration statements and other documents that the Company files with the SEC.

Exhibits

Exhibit No.	Description

4.1	Combined Form of Series A Senior Convertible Note and Series B Senior Secured Convertible Note to be issued to the investors under the Securities Purchase Agreement
4.2	Form of Warrants to be issued to the investors under the Securities Purchase Agreement
4.3	Form of Secured Promissory Notes to be issued to the Company under the Note Purchase Agreement
10.1	Securities Purchase Agreement, dated April 16, 2019, among China SXT Pharmaceutical, Inc. and the investor parties thereto
10.2	Form of Registration Rights Agreement to be entered into among China SXT Pharmaceutical, Inc. and the investors under the Securities Purchase Agreement
10.3	Form of Note Purchase Agreement to be entered into among China SXT Pharmaceutical, Inc. and the investors under the Securities Purchase Agreement
10.4	Form of Master Netting Agreement to be entered into among China SXT Pharmaceutical, Inc. and the investors under the Securities Purchase Agreement
10.5	Form of Share Pledge Agreement to be entered into among China SXT Pharmaceutical, Inc. and the investors under the Securities Purchase Agreement
99.1	Press release issued by China SXT Pharmaceuticals, Inc. on April 17, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA SXT PHARMACEUTICAL, INC.

By:	/s/ Feng Zhou
Feng Zhou
Chief Executive Officer

Date: April 17, 2019